UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of March 2019

333-206723

(Commission File Number)

P.V. Nano Cell Ltd.

(Exact name of Registrant as specified in its charter)

8 Hamasger Street Migdal Ha’Emek, Israel 2310102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Additional Convertible Loan investment by prior investor - GTRIMG Investments Ltd.

On October 23, 2018 P.V. Nano Cell Ltd. (the “Company”) published Form 6-K informing that on October 10, 2018 the Company entered into a convertible loan agreement (“CLA”) with GTRIMG Investments Ltd. (the “Lender”), in a principal loan amount of US $1,000,000 which was provided at the closing of the CLA (the “Principal Loan Amount”). The Lender has an option to lend the Company an additional amount of up to US $2,000,000 (the “Additional Principal Amount”) in effect until the earlier of: (i) repayment in full of the Principal Loan Amount, (ii) the conversion of the Principal Loan Amount (as described below), or (iii) a public offering of the Company's shares (“PO”). The conversion price and additional terms and details in connection with such CLA were disclosed in that Form 6-K.

On March 7, 2019 the lender provided additional $500,000 on the account of the Additional Principal Amount.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.V. Nano Cell Ltd.

Date: March 17, 2019	By:	/s/ Fernando de la Vega
	Name:	Dr. Fernando de la Vega
	Title:	Chief Executive Officer

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